# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HCM II Acquisition Corp., CIK 0002019804
CUSIP: G43658106
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 100 First Stamford Place, Suite 330, Stamford, Connecticut (CT), 06902
Date of event which requires filing of this statement: 03/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001349339

## Reporting persons
- Linden Capital L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); member of a group; sole voting power 0; shared voting power 1,901,984; sole dispositive power 0; shared dispositive power 1,901,984; aggregate amount beneficially owned 1,901,984 (8.3% of the class)
- Linden GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,901,984; sole dispositive power 0; shared dispositive power 1,901,984; aggregate amount beneficially owned 1,901,984 (8.3% of the class)
- Linden Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (8.7% of the class)
- Siu Min Wong: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (8.7% of the class)

## Item 1. Issuer
Name of issuer: HCM II Acquisition Corp.
Address of issuer's principal executive offices: 100 First Stamford Place, Suite 330, Stamford, Connecticut 06902.

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

i) Linden Capital L.P., a Bermuda limited partnership ("Linden Capital");
ii) Linden GP LLC, a Delaware limited liability company ("Linden GP");
iii) Linden Advisors LP, a Delaware limited partnership ("Linden Advisors"); and
iv) Siu Min (Joe) Wong ("Mr. Wong").

This Statement relates to Shares (as defined herein) held for the account of Linden Capital and one or more separately managed accounts (the "Managed Accounts"). Linden GP is the general partner of Linden Capital and, in such capacity, may be deemed to beneficially own the Shares held by Linden Capital. Linden Advisors is the investment manager of Linden Capital and trading advisor or investment advisor for the Managed Accounts. Mr. Wong is the principal owner and controlling person of Linden Advisors and Linden GP. In such capacities, Linden Advisors and Mr. Wong may each be deemed to beneficially own the Shares held by each of Linden Capital and the Managed Accounts.
Address of principal business office or, if none, residence: The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 32nd Floor, New York, New York 10022.
Citizenship:
i) Linden Capital is a Bermuda limited partnership.
ii) Linden GP is a Delaware limited liability company.
iii) Linden Advisors is a Delaware limited partnership.
iv) Mr. Wong is a citizen of China (Hong Kong) and the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 28, 2025, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of 2,000,000 Shares. This amount consists of 1,901,984 Shares held by Linden Capital and 98,016 Shares held by separately managed accounts. As of March 28, 2025 each of Linden GP and Linden Capital may be deemed the beneficial owner of the 1,901,984 Shares held by Linden Capital.
Percent of class: As of March 28, 2025, each of Linden Advisors and Mr. Wong may be deemed the beneficial owner of approximately 8.7% of Shares outstanding, and each of Linden GP and Linden Capital may be deemed the beneficial owner of approximately 8.3% of Shares outstanding. These percentages are based on 23,000,000 Shares outstanding based on disclosures by the issuer in its quarterly report on Form 10-Q filed on November 13, 2024.
Sole power to vote or to direct the vote:
Linden Capital and Linden GP: 0
Linden Advisors and Mr. Wong: 0
Shared power to vote or to direct the vote:
Linden Capital and Linden GP: 1,901,984
Linden Advisors and Mr. Wong: 2,000,000
Sole power to dispose or to direct the disposition:
Linden Capital and Linden GP: 0
Linden Advisors and Mr. Wong: 0
Shared power to dispose or to direct the disposition:
Linden Capital and Linden GP: 1,901,984
Linden Advisors and Mr. Wong: 2,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A attached hereto.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Linden Capital L.P.: /S/ Saul Ahn, Saul Ahn, Authorized Signatory (03/31/2025)
- Linden GP LLC: /S/ Saul Ahn, Saul Ahn, Authorized Signatory (03/31/2025)
- Linden Advisors LP: /S/ Saul Ahn, Saul Ahn, General Counsel (03/31/2025)
- Siu Min Wong: /S/ Saul Ahn, Saul Ahn, Attorney-in-Fact for Siu Min Wong** (03/31/2025)
Comment: **Duly authorized under Siu Min Wong's Power of Attorney, dated June 10, 2019, incorporated herein by reference to Exhibit B of the statement on Schedule 13G filed by Linden Capital L.P. on June 19, 2019 in respect of its holdings in Haymaker Acquisition Corp II.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Shares of HCM II Acquisition Corp. dated as of March 31, 2025 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: March 31, 2025

LINDEN CAPITAL L.P.
By: Linden GP LLC, its general partner
By: /S/ Saul Ahn______
Saul Ahn,
Authorized Signatory

LINDEN GP LLC
By: /S/ Saul Ahn ______
Saul Ahn,
Authorized Signatory

LINDEN ADVISORS LP
By: /S/ Saul Ahn______
Saul Ahn,
General Counsel

SIU MIN WONG

By: /S/ Saul Ahn________________
Saul Ahn, Attorney-in-Fact for Siu Min Wong**

___________

**Duly authorized under Siu Min Wong's Power of Attorney, dated June 10, 2019, incorporated herein by reference to Exhibit B of the statement on Schedule 13G filed by Linden Capital L.P. on June 19, 2019 in respect of its holdings in Haymaker Acquisition Corp II.